Exhibit 99.1

Smart Share Global Limited Announces Extension of Share Repurchase Program and Changes to Management Team

SHANGHAI, China, Sept. 18, 2023 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced the extension of its share repurchase program and changes to management team.

EXTENSION OF SHARE REPURCHASE PROGRAM

The Company’s board of directors (the “Board”) authorized a further 12-month extension to its existing share repurchase program (the “Share Repurchase Program”) through September 27, 2024. The Share Repurchase Program was originally approved by the Board on September 28, 2021, under which the Company may repurchase up to US$50.0 million of its shares (including in the form of ADSs) through September 27, 2022. On September 28, 2022, the Company announced that the Share Repurchase Program was extended through September 27, 2023 as authorized by the Board. As of September 15, 2023, the Company had cumulatively repurchased approximately US$5.7 million of its shares (including in the form of ADSs) under the Share Repurchase Program.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company has no obligation to repurchase shares, and the Board will review the Share Repurchase Program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under the Share Repurchase Program with its existing cash balance.

CHANGES TO MANAGEMENT TEAM

The Company announces that its Chief Technology Officer, Mr. Xiaowei Li, has tendered his resignation from the Company due to personal reasons. The resignation will be effective on October 31, 2023. The Board has approved the Company’s nomination of Mr. Peifeng Xu to the role of the President of the Company, in addition to his role as a Director of the Company. The appointment will be effective on September 18, 2023. Following the appointment, Mr. Xu will be in charge of the operation and the research and development of the Company’s mobile device charging business and will continue to report to Mr. Mars Guangyuan Cai, Chairman of the Board and Chief Executive Officer of the Company.

“On behalf of the Board and the Energy Monster family, I would like to thank Xiaowei for his years of dedication and contribution to the Company, and we would all like to wish him the very best in his future endeavors,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “At the same time, we are pleased to announce that Peifeng has been appointed to the President of the Company and will additionally lead the research and development effort for our mobile device charging business. We believe Peifeng’s operational expertise in conjunction with his clear understanding of market needs will allow Energy Monster to deliver hardware and software solutions tailored to the needs of our users and partners, which will further drive improvements to our efficiency and competitiveness.”

“We are excited to announce the extension of our share repurchase program,” said Maria Yi Xin, Chief Financial Officer. “We remain positive on the outlook of the Company especially given the recovery in our growth and profitability this year. The extension of the share repurchase program reiterates our confidence in the outlook of Energy Monster, as we remain committed to delivering value for our stakeholders.”

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2023, the Company had 8.0 million power banks in 1,109,000 POIs across more than 1,900 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the share repurchase program, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.